Exhibit 99.1

NEWS RELEASE
TSX: ELD NYSE: EGO	July 30, 2026

Eldorado Gold Announces Renewal of Normal Course Issuer Bid

VANCOUVER, BC – Eldorado Gold Corporation (TSX: ELD, NYSE: EGO) (“Eldorado” or “the Company”) announces that it has received approval from the Toronto Stock Exchange (the "TSX") of Eldorado’s notice of intention to renew its normal course issuer bid (the “NCIB”).

Pursuant to the NCIB, Eldorado may purchase up to 13,065,993 common shares of Eldorado (“Common Shares”), which is 5% of the 261,319,863 issued and outstanding Common Shares as at July 27, 2026. Purchases will be made through the facilities of the TSX, the New York Stock Exchange (the “NYSE”) and alternative trading systems in Canada or the United States at prevailing market prices. The NCIB will commence on August 5, 2026 and will end on July 31, 2027.

Under Eldorado’s previous normal course issuer bid that commenced on August 6, 2025 and will end on July 31, 2026, under which Eldorado sought and received approval from the TSX to purchase up to 10,159,967 Common Shares, 7,739,880 Common Shares were purchased on the open market through the facilities of TSX, the NYSE and/or alternative trading systems in Canada or the United States at a volume weighted average purchase price of C$43.56 per Common Share.

Daily purchases on the TSX under the NCIB will be limited to 194,581 Common Shares, other than purchases made pursuant to the block purchase exception, which represents 25% of the average daily trading volume of 778,325 Common Shares on the TSX for six months ending June 30, 2026. Purchases on the NYSE will be subject to daily limitations and other conditions regarding the manner, timing, price and volume of purchases in order to qualify for the safe harbor provided under applicable United States securities laws. The actual number of Common Shares which may be purchased under the NCIB and the timing of any such purchases will be determined by the management of the Company, subject to applicable laws and the rules of the TSX and NYSE.

Up to 12,865,993 Common Shares repurchased under the NCIB will be cancelled, and up to 200,000 Common Shares repurchased under the NCIB will remain outstanding and be held in trust by Computershare Trust Company of Canada for the purposes of satisfying redemptions pursuant to Eldorado’s restricted share unit plan (the “RSU Plan”) until such Common Shares are required to be transferred to designated participants under the terms of the RSU Plan.

The NCIB is being renewed as Eldorado believes the market price of the Common Shares may not, from time to time, fully reflect their long-term value. Accordingly, the repurchase of the Common Shares under the NCIB is in the best interests of the Company and an attractive and appropriate use of available funds given the strength of the balance sheet, progress on the Skouries Project and ongoing cash generation from the operations in a high gold price environment. Eldorado is committed to enhancing shareholder returns through such programs as the NCIB.

In connection with the NCIB, Eldorado has entered into an automatic share purchase plan with its designated broker to facilitate the purchase of Common Shares during times when Eldorado would ordinarily not be permitted to purchase Common Shares due to regulatory restrictions or self-imposed black-out periods. Before entering a black-out period, the Company may, but is not required to, instruct the broker to make purchases under the NCIB based on parameters set by Eldorado in accordance with the automatic share purchase plan, applicable securities laws and the rules of the TSX and NYSE.

Although Eldorado has a present intention to acquire its Common Shares pursuant to the NCIB, Eldorado will not be obligated to make any purchases and purchases may be suspended by Eldorado at any time.

A copy of Eldorado’s Notice filed with the TSX may be obtained, by any shareholder without charge, by contacting Eldorado’s Corporate Secretary.

About Eldorado Gold

Eldorado is a gold, copper and base metals producer with mining, development and exploration operations in Canada, Greece and Türkiye. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contact

Investor Relations

Lynette Gould, VP, Investor Relations, Communications & External Affairs

647 271 2827 or 1 888 353 8166

lynette.gould@eldoradogold.com

Media

Chad Pederson, Director, Communications and Public Affairs

236 885 6251 or 1 888 353 8166

chad.pederson@eldoradogold.com

Cautionary Note About Forward-Looking Statements and Information

Certain of the statements made and information provided in this news release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as “anticipate”, “believe”, “budget”, “continue”, “commitment”, “confident”, “deliver”, “estimate”, “expect”, “forecast”, “foresee”, “future”, “goal”, “generate”, “guidance”, “intend”, “opportunity”, “outlook”, “plan”, “project”, “potential”, “prospective”, “scheduled”, “strive”, or “target” or the negatives thereof or variations of such words and phrases or similar words or statements that certain actions, events or results “can”, “could”, “likely”, “may”, “might”, “will”, or “would” be taken, occur or be achieved. Forward-looking statements or information contained in this news release include, but are not limited to, statements or information with respect to: Eldorado’s intention to commence the NCIB, the timing, methods and quantity of any purchases of Common Shares under the NCIB, the availability of cash for repurchases of Common Shares under the NCIB, compliance with applicable laws and regulations pertaining to the NCIB, Eldorado’s perceptions of historical trends, current conditions and expected future developments, as well as other considerations that are believed to be appropriate in the circumstances.

Forward-looking statements and forward-looking information are by their nature based on a number of assumptions that management considers reasonable. However, if such assumptions prove to be inaccurate, then actual results, activities, performance or achievements may be materially different from those described in the forward-looking statements or information. These include assumptions concerning, among other things: general market conditions, including prevailing market prices of our Common Shares and other available investment and business opportunities. In addition, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this news release. Even though we believe that the assumptions and expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statements or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Forward-looking statements or information contained in this news release are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements or information, including, but not limited to: our assumptions relating to general market conditions, including prevailing market prices of our Common Shares, and other available investment and business opportunities, and those risk factors discussed in the section titled “Risk Factors in Our Business” in the Company’s most recent Annual Information Form and Form 40-F. The reader is directed to carefully review our most recent Annual Information Form, Form 40-F and other regulatory filings filed on SEDAR+ and EDGAR under our Company name for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.

The inclusion of forward-looking statements and information is designed to help you understand management’s current views of our near and longer-term prospects, and it may not be appropriate for other purposes. There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.

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